

02044209

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



SEC MAIL PROCESSING
RECEIVED
JUN 26 2002
WASH, D.C.
154
SECTION

For the month of June, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes", indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: RD Benson
R. David Benson
Executive Vice-President, Secretary and General Counsel

Date: June 25, 2002

C:\MyFiles\PublicCo\PressReleases\2002\June 25 2002 6KFiling.60.wpd

EXHIBITS

Exhibit 1	Press release issued June 25, 2002, announcing an amended affiliation agreement with parent, Magna International Inc. and completion of a U.K. operations review

C:\MyFiles\PublicCo\PressReleases\2002\June 25 2002 6KFiling.60.wpd


DECOMA

PRESS RELEASE

DECOMA ANNOUNCES AMENDMENTS TO AFFILIATION AGREEMENT WITH MAGNA INTERNATIONAL INC. AND COMPLETION OF U.K. OPERATIONS GOODWILL REVIEW

Concord, Ontario, June 25, 2002...Decoma International Inc. (**TSX:DEC.A; NASDAQ:DECA**) today announced that it has entered into an agreement with Magna International Inc. ("Magna") to amend the terms of its existing affiliation agreement with Magna under which Magna provides certain benefits and services to Decoma. The amended agreement, which will be effective as of August 1st, 2002, provides for a term of nine (9) years and five (5) months, expiring on December 31st, 2011, and thereafter is renewable on a year to year basis at the parties' option. Affiliation fees payable under the amended agreement will be reduced to 1% of Decoma's consolidated net sales from the 1.5% rate that now applies. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1st, 2002 of approximately $9-10 million. The amended agreement will also entitle Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1st, 2002 to July 31st, 2002. This credit is expected to reduce Decoma's fees for the seven (7) month period by approximately $2.8 million. The negotiations with Magna regarding the affiliation agreement were overseen by a special committee of independent directors of Decoma's board and the resulting agreement was reviewed and then approved by Decoma's board on the recommendation of the special committee.

Commenting on the amended agreement, Alan J. Power, Decoma's President and Chief Executive Officer stated: "We are very pleased with the terms of the amended affiliation arrangements with Magna. In the past, our affiliation arrangements with Magna have contributed to our rapid growth as a public company. Under the new arrangements, Decoma will continue to receive the significant benefits of affiliation with Magna which will support Decoma's objective of continued profitable growth. To be able to access these benefits at a significantly reduced fee level is definitely a positive development for the Company".

Decoma also announced today that it has completed its previously disclosed review of its United Kingdom ("U.K.") operations and the impact of recent changes to the accounting rules for goodwill. As a result of this review, Decoma has determined that it is necessary to write down the goodwill of its U.K. reporting unit in the second quarter of Fiscal 2002. As required by generally accepted accounting principles, this write down of goodwill, in the approximate amount of $12 million, will be charged against Decoma's opening retained earnings for Fiscal 2002 and will not impact Decoma's earnings per share for 2002.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075


DECOMA

As part of its review of goodwill, Decoma also reassessed the recoverability of deferred pre-production expenses at its U.K. Merplas facility. As a result of this review, Decoma has determined that it is also necessary to write down the Merplas deferred pre-production expenses. This charge will be approximately $8 million and is expected to reduce diluted earnings per share by approximately $0.08 for the second quarter of Fiscal 2002.

Commenting on the above write downs, S. Randall Smallbone, Decoma's Executive Vice-President, Finance and Chief Financial Officer noted, "Decoma remains committed to its U.K. operations over the long term and will continue to aggressively pursue new business opportunities to fill open capacity."

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commissions, and subsequent public filings, including Management's Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2001, contained in the 2001 Annual Report.

For further information about this press release please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the company's website at www.decoma.com.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075